Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Ducere Global Business School, Inc.
120 Newport Center Drive, Suite 50
Newport Beach, CA 92660
https://ducere.education/

Up to $1,234,998.00 in Class B Non-Voting Common Stock at $3.00
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Ducere Global Business School, Inc.
Address: 120 Newport Center Drive, Suite 50, Newport Beach, CA 92660
State of Incorporation: DE
Date Incorporated: January 23, 2019

Terms:

Equity

Offering Minimum: $15,000.00 | 5,000 shares of Class B Non-Voting Common Stock
Offering Maximum: $1,234,998.00 | 411,666 shares of Class B Non-Voting Common Stock
Type of Security Offered: Class B Non-Voting Common Stock
Purchase Price of Security Offered: $3.00
Minimum Investment Amount (per investor): $498.00

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives*

Reservation Bonus

All investors who reserved shares in Ducere Global Business School's Testing the Waters Reservations page will receive 50% bonus shares.

Time-Based

First 30 Days: 50% bonus shares for all investors who invest in the first 30 days

First 60 Days: 25% bonus shares for all investors who invest in the first 60 days

First 75 Days: 10% bonus shares for all investors who invest in the first 75 days

Volume-Based

Tier 1: Invest $5,000+ and receive a 25% Scholarship on select Bachelor's and Master's degrees.

Tier 2: Invest $25,000+ and receive a 50% Scholarship on select Bachelor's and Master's degrees.

Note: Scholarship discounts apply to the listed scholarship prices on the Ducere website, not the full published fee.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Ducere Global Business School, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $3.00 / share, you will receive 110 shares of Class B Non-Voting Common Stock, meaning you'll own 110 shares for $300. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Ducere Global Business School Inc. ("Ducere" or the "Company") designs and delivers, the most career-focused university degrees, with a Global Leaders Faculty of over 250 Presidents, Prime Ministers, Nobel laureates, CEOs, Founders, celebrities, and then tailors these degrees to the particular career goals of each learner. degrees are awarded by our network of accredited university partners in North America, the UK, Europe, Australia, and Africa.

Ducere ensures a top-tier educational experience by collaborating on real projects with global corporations, governments, and NGOs.

With a proven track record, having enrolled thousands of students, generating tens of millions of dollars in revenue, and operations across 5 continents, Ducere is now positioned for high growth to capitalize on the substantial higher education market. Ducere is an online education platform that offers undergraduate and postgraduate degrees with the aim of providing students with the most industry-relevant and practical skills.

Business Model

The Company's business model consists of marketing direct-to-consumer (students) and business-to-business, enterprise clients. We market directly, through sales and marketing staff in multiple countries, as well as marketing through third-party channel partners. Ducere charges each student the tuition fees for the degree they are enrolled in. Students have a number of payment options, as well as multiple loan options from both government students loans and private loan providers depending on their residency and meeting loan criteria, including Australian Government loans, UK government loans, and Sallie Mae loans.

Direct student enrollments are paid for directly by the student. In some instances, enterprise clients pay directly for their staff members' degrees.

Corporate Structure

Ducere Global Business School, Inc. was initially organized as Ducere Global Business School, a California corporation on January 23, 2019, and converted to a Delaware corporation on November 6, 2023.

Ducere Global Business School, Inc. has three wholly owned subsidiaries, Ducere Publishing LLC, Ducere UK, and Ducere Group Pty Ltd.

Ducere Publishing, LLC is a Wyoming limited liability company. This entity holds the intellectual property of the online education business. Ducere Global Business School, Inc. holds a license to use the Intellectual Property of Ducere Publishing LLC for its business in the United States.

Ducere Global Business School Ltd. UK is a United Kingdom entity that operates the online business school in the UK. Ducere UK has a license to use the Intellectual Property of Ducere Publishing LLC for its business in the UK.

Ducere Global Business School Pty Ltd. is an Australian business entity that operates the online business school in Australia. Ducere Group Pty Ltd. has a license to use the Intellectual Property of Ducere Publishing LLC for its Australia business.

Intellectual Property

Ducere Global Business School is committed to IP Protection and in particular its trademarks.

The word brand is a registered trademark in Australia, under classes 9,16 and 41. Registration number 1588971. Renewal in October 2033.

The Logo brand is a registered trademark in Australia, under classes 9,16 and 41. Registration number 1588970. Renewal in October 2033.

The single word and logo combined mark is under application for class 41 in Australia with registration number 2428410.

The word brand is a registered trademark in the UK, in classes 9, 16 and 41 via the Madrid application. Registration number 1588971. Renewal in April 2024.

The logo brand is a registered trademark in the UK, in classes 9, 16 and 41 via the Madrid application. Registration number 1588970. Renewal in April 2024.

The Word and Logo trademark have been applied via Madrid registration for protection in the USA and Canada.

Competitors and Industry

Competitors

Some competitors include Coursera, Masterclass, and edX for practical online education, as well as competition from traditional universities that deliver online degrees, such as National University, ASU Online, Western Governors University, and SNHU amongst others. In the enterprise market, degree competitors include Instride and Guild Education.

There are a variety of online education platforms available, ranging from massive open online courses (MOOCs) to fully accredited degree programs. What sets Ducere apart from its competitors is its focus on industry-relevant and practical degrees, that are tailored to students' industry and workplace. Uniquely, the courses offered are designed with over 250 world leaders and students tailor degrees to their workplace, as well as working on real-life global projects.

Industry

According to ResearchAndMarkets.com, the global online education market is expected to reach $350 billion by 2025. This growth is driven by the increased demand for flexible and affordable education, coupled with the widespread availability of technology and internet access. The COVID-19 pandemic has also accelerated the growth of the online education market, as more students have been forced to take classes online.

Source: https://www.researchandmarkets.com/reports/4876815/online-education-market-and-global-forecast-by

Current Stage and Roadmap

Current Stage

We are live, revenue-generating, and have clients globally.

Future Roadmap

Commencing in Q1 of 2024, the Company plans to increase the number of university partners we maintain, launch new degree programs, expand our presence into additional countries, and show strong student growth over the following 12-18 months.

The Team

Officers and Directors

Name: Mathew Jacobson

Mathew Jacobson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, President, Founder, Board Member
  Dates of Service: January, 2012 - Present
  Responsibilities: Mat oversees all aspects of the vision and strategy. He receives $200,000 in annual salary and owns 100% of the company's current equity.

Name: Gemma Lewis

Gemma Lewis's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Operating Officer
  Dates of Service: June, 2018 - Present
  Responsibilities: Gemma is second in command to the CEO. Gemma does not receive compensation.

Name: William Hussey

William Hussey's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director of Marketing and Growth
  Dates of Service: May, 2023 - Present
  Responsibilities: Will is responsible for all of Ducere's marketing and growth. He receives an annual salary of $75,000.

Name: Don Small

Don Small's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Revenue Officer
  Dates of Service: July, 2023 - Present
  Responsibilities: Don manages the enterprise and partnerships teams and revenue for APAC. Don receives an annual salary of $130,000.

Other business experience in the past three years:

- Employer: Learning Lounge
  Title: General Manager
  Dates of Service: March, 2022 - July, 2023
  Responsibilities: Don was responsible for driving the overall growth strategy of the company. This included identifying new business opportunities, expanding existing markets, and increasing overall revenue and profitability.

Other business experience in the past three years:

- Employer: Exr3ss!
  Title: Head of Strategy and Partnerships
  Dates of Service: August, 2021 - February, 2022
  Responsibilities: Don was employed on a fixed term contract, reporting directly to the co-founders and General Manager, to created new partnership and sales strategies in line with the leadership team's two-year growth forecasts.

Other business experience in the past three years:

- Employer: The ID Crowd
  Title: Head of Growth - Contract
  Dates of Service: March, 2021 - August, 2021
  Responsibilities: Don assisted in reviewing product market fit and scalability, helping create scalable go to market strategies, sales strategy, playbook, and team structure. The ID Crowd was acquired by Deloitte in 2022.

Other business experience in the past three years:

- Employer: Go1
  Title: Director of Strategy - Public Sector & Key Accounts
  Dates of Service: January, 2019 - March, 2021
  Responsibilities: Don was a key member of the growth and acquisition teams driving GO1's expansion to government and enterprise channels in Australia and New Zealand.

Name: Yanqiong (Tracey) Cui

Yanqiong (Tracey) Cui's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Head of Finance
  Dates of Service: May, 2016 - Present
  Responsibilities: Tracey oversees financial controlling, coordination and preparation of all annual budgets and monthly review, forecasting and financial analysis, driving profitable operations and growth through participation in strategic decisions. She does not receive compensation at this time.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Non-Voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class B Non-Voting Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with No Voting Rights
The Class B Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources

than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Ducere Global Business School or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Ducere Global Business School could harm our reputation and materially negatively impact our financial condition and business.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
The Jacobson Family Trust (Trustee: Matthew Jacobson)	25,000,000	Class A Voting Common Stock	100.0%

The Company's Securities

The Company has authorized Class A Voting Common Stock, and Class B Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 411,666 of Class B Non-Voting Common Stock.

Class A Voting Common Stock

The amount of security authorized is 25,500,000 with a total of 25,000,000 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Class A Voting Common Stock.

Class B Non-Voting Common Stock

The amount of security authorized is 1,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

There are no material rights associated with Class B Non-Voting Common Stock.

What it means to be a minority holder

As a minority holder of Class B Non-Voting Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Class A Voting Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 25,000,000
  Use of proceeds: Issuance of shares as a result of entity conversion.
  Date: November 06, 2023
  Offering exemption relied upon: Section 3(a)(9)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2022 compared to year ended December 31, 2021

Revenue

Revenue for fiscal year 2021 was $5.502 million compared to $4.477 million in fiscal year 2022.

A combination of hesitancy in commencing new programs through Covid, as well as taking the opportunity of the slowness in the market to focus on internal investment and development of new programs, meant a lower revenue in 2022, and a higher investment in non-recurring expenses.

Almost all non-recurring expenses have been removed by the end of 2023, and the focus for 2024, will be on executing scale and growth, with a lower focus on new programs.

Cost of sales

Cost of Sales for fiscal year 2021 was $177k compared to $271k in fiscal year 2022.

Sales in 2022 have increased compared to 2021, the increase due mainly from commissions to university partners.

Gross margins

Gross margins for fiscal year 2021 were $5.3 million compared to $4.2 million in fiscal year 2022.

A combination of hesitancy in commencing new programs through Covid, as well as taking the opportunity of the slowness in the market to focus on internal investment and development of new programs, meant a lower revenue in 2022, and a higher investment in non-recurring expenses.

Almost all non-recurring expenses have been removed by the end of 2023, and the focus for 2024, will be on executing scale and growth, with a lower focus on new programs.

Expenses

Expenses for fiscal year 2021 were $4.4 million compared to $4.1 million in fiscal year 2022. Note expenses exclude non-recurring expenses. The non-recurring expenses for 2021 are $1,513,058, and for 2022, $1,827,000.

The focus of 2021 and 2022 was building new university partnerships, investing in new degree programs, and expanding into the establishment of new country markets. This required a significant investment, represented by the non-recurring expense amounts.

Historical results and cash flows:

The Company is currently in the growth stage and is revenue generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because of established clients, partnerships, and enrolled students. Past cash was primarily generated through client revenue. Our goal is to increase sales and marketing presence globally and expand channel partnerships, in order to deliver strong growth into the future.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The Company's cash on hand was $57,000 as of 12/31/2023.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign. In particular, we have substantial annual revenue streams.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has access to, including anticipated revenues, less than 20% of the total operating budget will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal. The Company has $5M in annual revenues, plus access to further capital. Therefore, $1M is only a small percentage of our overall budget.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate on an ongoing basis. The Company has substantial existing revenue streams, and the fundraising represents only a small percentage of the overall company budget. This is based on a current monthly burn rate of approximately $300,000 for all expenses related to the business including staff, contractors, marketing, and technology licensing. Budgeted revenues for 2024 exceed the expenditure. Therefore fundraising is not required for the viability of the Company, but to accelerate its growth.

How long will you be able to operate the company if you raise your maximum funding goal?

As above, the Company will remain operational whether it raises the minimum amount, maximum amount, or even with no investment. The monthly burn would increase to use funds for growth via hiring more enterprise sales staff and sponsoring more enterprise and human resources events. We estimate an increase in sales and marketing by up to $50k a month.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including business lines of credit.

Indebtedness

- Creditor: Stratton Finance Pty Ltd
  Amount Owed: $41,827.00
  Interest Rate: 0.0%
  Maturity Date: July 06, 2026

- Creditor: Banjo
  Amount Owed: $245,628.52
  Interest Rate: 12.65%

Maturity Date: January 20, 2024

- Creditor: HSBC - Bounce Back Loan Agreement
  Amount Owed: $47,538.59
  Interest Rate: 2.5%
  Maturity Date: August 04, 2026

- Creditor: Mathew Jacobson
  Amount Owed: $1,113,960.00
  Interest Rate: 0.0%

- Creditor: Ducere Publishing LLC
  Amount Owed: $72,842.00
  Interest Rate: 0.0%
  As of December 31, 2022 and December 31, 2021, the outstanding balances are $72,842 and $50,645, respectively.

- Creditor: Ducere Foundation Ltd.
  Amount Owed: $3,448.00
  Interest Rate: 0.0%

Related Party Transactions

- Name of Entity: Mathew Jacobson
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Mathew is CEO, President, and Founder of the company. He holds 100% voting rights.
  Material Terms: The company owes Mathew $1,113,960 as of 31/12/2022. There is no interest rate and no set maturity date.

- Name of Entity: Ducere Publishing LLC
  Names of 20% owners: Ducere Global Business School, Inc.
  Relationship to Company: Subsidiary
  Nature / amount of interest in the transaction: Ducere Publishing LLC is a Wyoming liability company. This entity holds the intellectual property of the online education business. Ducere Global Business School, Inc. holds a license to use the Intellectual Property of Ducere Publishing LLC for its business in the United States.
  Material Terms: As of December 31, 2022 and December 31, 2021, the outstanding balances are $72,842 and $50,645, respectively.

- Name of Entity: Ducere Foundation Ltd.
  Names of 20% owners: The Jacobson Family Trust
  Relationship to Company: Ducere Foundation Ltd. is a separate legal entity. It is a charity organization. The Business school funds activities of the Foundation.
  Nature / amount of interest in the transaction: The business school funds activities of the Foundation.
  Material Terms: The Company provided financial assistance to its related parties, Ducere Foundation Ltd. As of December 31, 2022, and December 31, 2021, the outstanding balance are $3,448 and $1,731, respectively.

Valuation

Pre-Money Valuation: $75,000,000.00

Valuation Details:

The Company set its valuation internally, without a formal third-party independent evaluation.

Ducere's $75 million valuation is based on a careful analysis of comparable companies in our space. Ducere offers tailored degrees focussed on enterprise, utilising the lessons and experience of real-world leaders.

There are a few benchmark company comparisons including Guild Education, MasterClass, and Go1.

Guild Education

Guild was founded in 2015 and manages degree tuition benefits on behalf of organisations. Guild Education's market valuation in the summer of 2022, just seven years after its formation, was $4.4B. At that time, Guild's revenue was $309M (https://growjo.com/company/Guild_Education). Although Guild has been very successful at engaging enterprise clients, mainly as an employee benefit, and a staff retention tool, the link to traditional universities means the learning is disconnected and not relevant to the particular client. This creates significant gaps in the tuition reimbursement market. According to InStride, less than half of employees even know their company offers a tuition program, and "a smaller fraction — 2% of employees — actually participate in these programs."

In contrast, Ducere degrees, are tailored to meet clients' needs. So an organisation would have all the benefits that Guild offers, plus professional development that directly ties to the organisation's strategy and outcomes. This builds much stronger buy-in from both the Company and the staff.

Ducere began operating in 2019. After four years of operations, compared to Guild's seven years, our 2022 revenue was $4.48M, which is 5% of Guild's at the time of their $4.4B valuation. This yields a valuation for Ducere at $220M. However, we are valuing the Company at a discount ($75M) because the Company has not been operating as long as Guild and does not currently have the profile of Guild Education or the range of enterprise clients.

<u>MasterClass</u>

MasterClass (San Francisco), launched in 2015, provides lessons using the skills of world leaders. It does not offer any awards or credentials - only low-cost, non-award education. According to Learnopoly, Masterclass has over 2 million subscribers. This demonstrates the very strong demand to learn real-world lessons from real-world leaders. The company's valuation in the spring of 2021, just six years into operations, was $2.75 billion. However, MasterClass has two significant challenges. 1. There is no award or recognition for the education, it is purely based on personal learning interest. 2. The revenue model is extremely low, starting at $120 per year. Student acquisition costs alone would be a challenge to acquire at under $120.

In contrast, Ducere degrees, some of which are taught by world leaders, range from $9,900 - $27,300 USD. The revenue model of Ducere is still highly affordable and competitive against traditional universities, but far higher than subscription models like MasterClass. This places Ducere in the unique position of offering a solution at scale, but enough revenue to enable growth and profitability.

After four years of operating, our 2022 revenue was $4.48M, which is 3.3% of MasterClass's (https://growjo.com/company/MasterClass) at the time of their $2.8B valuation (six years into operations). This yields a valuation for Ducere at $92.4M. However, we are valuing the Company at a discount ($75M) because the Company has not been operating as long as MasterClass and because it does not currently have the marketing and brand awareness of MasterClass.

<u>Go1</u>

Go1 (Brisbane), founded in 2015, provides enterprises with a library of practical online skills-based education. There is no degree or award, but it focuses on relevant industry skills. In the summer of 2022, they raised $100 million at a valuation of $2 billion. Part of the challenge for organisations like Go1 is their extensive generic library of learning modules. The learning is not designed or tailored to meet the needs of the industry, which is its main client segment. The result is strong client acquisition, with a large library at a very low cost per user, but a very low take-up rate by staff, diminishing the long-term value proposition. In contrast, Ducere offers both recognised degrees, and tailored outcomes for enterprise clients and students.

Ducere's 2022 revenue was $4.48M, which is 7% of Go1's at the time of their $2B valuation, after seven years of operations, (https://getlatka.com/companies/go1). This yields a valuation for Ducere at $140M. However, we are valuing the Company at a discount ($75M) because Go1 has a broader marketplace awareness and currently a broader range of corporate clients.

<u>Conclusion</u>

Based on the above, we believe that Ducere's $75 million valuation is reasonable.

Source for Guild Education: https://www.builtincolorado.com/2022/06/06/colorado-tech-news-060622

Source for MasterClass: https://www.cnbc.com/2021/05/13/masterclass-more-than-triples-valuation-in-one-year.html

Source for Go1: https://techcrunch.com/2022/06/06/go1-nabs-100m-at-a-2b-valuation-to-upgrade-its-curated-enterprise-learning-platform/?guccounter=1&guce_referrer=aHR0cHM6Ly9zZWFyY2gueWFob28uY29tLw&guce_referrer_sig=AQAAAG3GOMoTMuXy3jUPW8ebEo_fhRnKdh5nShBZXxRGCohmQfEMP4B9cGdBtbHEIolVxKGLDgf0YKuch3rJckImdSWG3af_LFoD3aoqkOkrXhaIS5Keps4raWVAr275u4LHEtYfM_8stwe6FCCnCK4EP2q1N_LX8LdY1y0JTISIFECx

Source for InStride: https://www.instride.com/insights/tuition-reimbursement-statistics/

Source for Learnopoly: https://learnopoly.com/masterclass-statistics/

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,234,998.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  19.0%
  We will use 19% of the funds raised for market and customer research, new product development and market testing.

- Marketing
  28.0%
  We will use 28% of the funds raised to hire additional sales staff, and increase marketing budgets.

- Working Capital
  9.5%
  We will use 9.5% of the funds for working capital to cover expenses including developing new third party channels in new countries, as well as ongoing day-to-day operations of the Company.

- Loan Reduction
  37.0%
  We will use 37% of the proceeds to reduce debt and loan facilities.

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://ducere.education/ (Ducere.education/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/ducere

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Ducere Global Business School, Inc.

[See attached]

DUCERE GLOBAL BUSINESS SCHOOL

CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT 1

CONSOLIDATED FINANCIAL STATEMENTS:

    Consolidated Balance Sheet 2

    Consolidated Statement of Operations 3

    Consolidated Statement of Changes in Stockholders' Equity 4

    Consolidated Statement of Cash Flows 5

    Consolidated Notes to Financial Statements 6

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Ducere Global Business School
Newport Beach, California

We have reviewed the accompanying consolidated financial statements of Ducere Global Business School   (the "Company,"), which comprise the consolidated balance sheet as of December 31, 2022 and December 31, 2021, and the related consolidated statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

November 6, 2023
Los Angeles, California

DUCERE GLOBAL BUSINESS SCHOOL
CONSOLIDATED BALANCE SHEET
(UNAUDITED)

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	57,016	$	139,235
Acccounts Receivable, net		85,786		188,163
Due from Related Parties		76,290		52,376
Prepaids and Other Current Assets		205,572		8,003
Total Current Assets		**424,664**		**387,777**
Property and Equipment, net		30,628		60,036
Debt Issuance Costs		11,687		932
Security Deposit		34,548		26,375
Total Assets	$	**501,527**	$	**475,121**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	546,559	$	458,026
Credit Cards		34		4,087
Current Portion of Loans and Notes		165,773		9,900
Shareholder Loan		1,113,960		-
Deferred Revenue		3,478		-
Other Current Liabilities		881,542		707,560
Total Current Liabilities		**2,711,345**		**1,179,573**
Promissory Notes and Loans		129,438		137,169
Total Liabilities		**2,840,783**		**1,316,742**
STOCKHOLDERS EQUITY				
Common Stock		85,099		85,099
Shareholder Distribution		(339,399)		(294,437)
Retained Earnings/(Accumulated Deficit)		(2,084,956)		(632,283)
Total Stockholders' Equity		**(2,339,256)**		**(841,621)**
Total Liabilities and Stockholders' Equity	$	**501,527**	$	**475,121**

See accompanying notes to financial statements.

DUCERE GLOBAL BUSINESS SCHOOL
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
Net Revenue	$	4,477,493	$	5,502,183
Cost of Goods Sold		271,000		177,000
Gross profit		4,206,493		5,325,183
Operating expenses				
General and Administrative		(0)		-
Non-Recurring expenses		1,513,058		1,827,000
Recurring Expenses		4,125,119		4,266,424
Sales and Marketing		0		(0)
Total operating expenses		5,638,177		6,093,424
Operating Income/(Loss)		(1,431,684)		(768,241)
Interest Expense		138,376		99,171
Other Loss/(Income)		(117,387)		52,317
Income/(Loss) before provision for income taxes		(1,452,673)		(919,729)
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	$	**(1,452,673)**	$	**(919,729)**
SUPPLEMENTAL DISCLOSURE				
Net income excluding non-recurring expenses	$	**60,385**	$	**907,271**

See accompanying notes to financial statements.

DUCERE GLOBAL BUSINESS SCHOOL
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Shareholder Distribution	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount			
Balance—December 31, 2020	10,000	$ 85,099	$ (65,515)	$ 287,446	$ 307,030
Shareholder Distribution			(228,922)		(228,922)
Net income/(loss)				(919,729)	(919,729)
Balance—December 31, 2021	10,000	85,099	(294,437)	$ (632,283)	$ (841,621)
Shareholder Distribution			(44,962)		(44,962)
Net income/(loss)				(1,452,673)	(1,452,673)
Balance—December 31, 2022	10,000	$ 85,099	$ (339,399)	$ (2,084,956)	$ (2,339,256)

See accompanying notes to financial statements.

DUCERE GLOBAL BUSINESS SCHOOL
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (1,452,673)	$ (919,729)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of Property	10,650	58,463
Changes in operating assets and liabilities:		
Acccounts receivable, net	102,377	213,518
Prepaids and Other Current Assets	(197,569)	(6,990)
Due from Related Parties	(23,915)	246,038
Accounts Payable	88,532	30,887
Deferred Revenue	3,478	-
Credit Cards	(4,053)	(4,221)
Other Current Liabilities	173,982	360,598
Security Deposit	(8,173)	241
Net cash provided/(used) by operating activities	**(1,307,363)**	**(21,195)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment	18,759	(60,153)
Net cash provided/(used) in investing activities	**18,759**	**(60,153)**
CASH FLOW FROM FINANCING ACTIVITIES		
Shareholder Distribution	(44,962)	(228,922)
Borrowing on Shareholder Loans	1,113,960	-
Borrowing on Promissory Notes and Loans	148,142	39,938
Debt Issuance Costs	(10,754)	(932)
Net cash provided/(used) by financing activities	**1,206,385**	**(189,916)**
Change in Cash	(82,219)	(271,265)
Cash—beginning of year	139,235	410,500
Cash—end of year	**$ 57,016**	**$ 139,235**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 138,376	$ 99,171
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Issuance of equity in return for note	-	
Issuance of equity in return for accrued payroll and other liabilities		

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Ducere Global Business School was incorporated on January 23, 2019 in the state of California. The company has two fully owned subsidiaries: Ducere Global Business School UK Limited incorporated on December 4, 2018 in in England and Wales and Ducere Global Business School PTY LTD registered on February 8, 2013 in Australia. The consolidated financial statements of Ducere Global Business School (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Newport Beach, California.

Ducere Global Business School is an innovative provider of higher education degrees, utilizing the lessons of hundreds of world leaders, and an applied, project-based model of education. The result is one of the sectors most career focused universities serving diverse students to excel in their field of work. Ducere Global Business School holds a license to use the Intellectual Property of Ducere Publishing LLC (a Wyoming liability company which holds the intellectual property of the online education business for its business in the United States). Ducere UK is a United Kingdom entity that operates the online business school in the UK. Ducere UK has a license to use the Intellectual Property of Ducere Publishing LLC for its business in the UK. Ducere Group Pty Ltd. is an Australian business entity that operates the online business school in Australia. Ducere Group Pty Ltd. has a license to use the Intellectual Property of Ducere Publishing LLC for its Australia business.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The Company's consolidated financial statements include the accounts of subsidiaries over which the Company exercises control. Intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of consolidation financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022 and 2021, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Office Equipment	5 years
Vehicles	5 years
Computer Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Ducere Global Business School is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from providing higher education degrees to its students.

Cost of sales

Costs of goods sold include commissions paid to affiliate partners, agents, network partners.

Non-recurring expense

During the periods 2021 and 2022, the company invested in both new geographic markets, and new programs. In particular, the Company expanded new university partnerships and delivery in: The UK, Spain, Italy, France, and the USA. The company also created new degrees (R&D into new products) which includes: MBA Space Leadership, MBA Luxury Brands Management, MBA Digital Health Transformation, MBA Data & Cyber Leadership, etc. Non-recurring expense for the years ended December 31, 2022, and December 31, 2021 amounted to $1,513,058 and $1,827,000, which is included in operating expenses.

<u>**Fair Value of Financial Instruments**</u>

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

<u>**COVID-19**</u>

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

<u>**Subsequent Events**</u>

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 6, 2023, which is the date the financial statements were issued.

<u>**Recently Issued and Adopted Accounting Pronouncements**</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2022	2021
Prepayments	29,876	502
Unpaid property tax	47,680	
Deferred Tax	94,882	
Unearned Revenue	28,329	-
Total Prepaids and Other Current Assets	$ 200,767	$ 502

Other current liabilities consist of the following items:

As of Year Ended December 31,	2022	2021
Accrued Expense	138,226	41,544
Payroll Liabilities	78,696	128,781
Other Current Liabilities	616	33,907
Tax Payable	663,998	503,328
Total Other Current Liabilities	$ 881,536	$ 707,560

4. PROPERTY AND EQUIPMENT

As of December 31, 2022, and December 31, 2021, property and equipment consist of:

As of Year Ended December 31,	2022	2021
Office Equipment	$ 11,477	$ 11,477
Vehicles	43,570	45,533
Computer Equipment	87,013	103,808
Property and Equipment, at Cost	142,059	160,818
Accumulated depreciation	(111,432)	(100,781)
Property and Equipment, Net	$ 30,628	$ 60,036

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022 and 2021 were in the amount of $10,650 and $58,463, respectively.

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000 shares of Common Shares at a no-par value. As of December 31, 2022, and December 31, 2021, 10,000 shares have been issued and are outstanding.

On November 6, 2023, the company converted to a Delaware corporation within the jurisdiction of Delaware. The converted entity will proceed with the issuance of new shares.

6. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtednes s
Stratton Finance Pty Ltd	$ 81,798		7/6/2021	7/6/2026	$ -	-	$ 9,473	$ 32,354	$ 41,827	$ -	$ -	$ 9,900	$ 43,711	$ 53,611
Banjo - loan	$ 320,125	12.65%	1/20/2022	1/20/2024	$ 40,496	38,276.86	$ 156,300	$ 51,052	$ 245,628.52	$ 3,826	$ 3,826	$ -	$ 30,249	$ 34,075
HSBC - Bounce Back Loan Agreement	$ 60,241	2.50%	8/4/2020	8/4/2026	$ 1,506	1,506.02		$ 46,033	$ 47,538.59	$ 1,506	$ 2,121		$ 63,210	$ 65,330
Total					$ 42,002	$ 39,783	$ 165,773	$ 129,438	$ 334,994	$ 5,332	$ 5,947	$ 9,900	$ 137,169	$ 153,016

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022	
2023	$ 165,773
2024	60,525
2025	9,473
2026	59,440
2027	-
Thereafter	-
Total	**$ 295,211**

Owner Loans

During the years presented, the Company borrowed money from the founder, Mathew Jacobson. The details of the loans are as follows:

					For the Year Ended December 2022			For the Year Ended December 2021		
Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Mathew Jacobson	$ 600,000	0.00%	Fiscal Year 2022	No set maturity	$ 600,000		$ 600,000	$ -		$ -
Mathew Jacobson	$ 254,700	0.00%	Fiscal Year 2022	No set maturity	$ 254,700		$ 254,700			
Mathew Jacobson	$ 164,006	0.00%	Fiscal Year 2022	No set maturity	$ 164,006		$ 164,006			
Mathew Jacobson	$ 95,254	0.00%	Fiscal Year 2022	No set maturity	$ 95,254		$ 95,254			
Total					$ 1,113,960	$ -	$ 1,113,960	$ -	$ -	$ -

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

7.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2022 and December 31, 2021 consists of the following:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (433,478)	$ (274,447)
Valuation Allowance	433,478	274,447
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (702,721)	$ (269,243)
Valuation Allowance	702,721	269,243
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022 and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $2,354,964, and the Company had state net operating loss ("NOL") carryforwards of approximately $2,354,964. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the consolidated financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

8.   RELATED PARTY

During the fiscal year 2022, the consolidated group received four loans from its founder and shareholder, Mathew Jacobson, in the aggregate amount of $1,113,960. The loans bear no interest rate. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. As of December 31, 2022 and December 31, 2021, the outstanding balance of the loans are $1,113,960 and $0, respectively.

In the past period, the Company provided financial assistance to its related parties, Ducere Publishing. As of December 31, 2022 and December 31, 2021, the outstanding balances are $72,842 and $50,645, respectively.

In the past period, the Company provided financial assistance to its related parties, Ducere Foundation Ltd. As of December 31, 2022, and December 31, 2021, the outstanding balance are $3,448 and $1,731, respectively.

9.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through November 6, 2023, which is the date the consolidated financial statements were available to be issued.

On November 6, 2023, Ducere Global Business School converted to a Delaware corporation. The converted entity Ducere Global Business School, Inc. has three wholly owned subsidiaries, Ducere Publishing LLC, Ducere UK, and Ducere Group Pty Ltd. Ducere Publishing LLC is a Wyoming liability company. This entity holds the intellectual property of the online education business. Ducere Global Business School, Inc. holds a license to use the Intellectual Property of Ducere Publishing LLC for its business in the United States. Ducere UK is a United Kingdom entity that operates the online business school in the UK. Ducere UK has a license to use the Intellectual Property of Ducere Publishing LLC for its business in the UK. Ducere Group Pty Ltd. is an Australian business entity that operates the online business school in Australia. Ducere Group Pty Ltd. has a license to use the Intellectual Property of Ducere Publishing LLC for its Australia business.

There have been no other events or transactions during this time which would have a material effect on these consolidated financial statements.

11.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating income of $1,431,684, an operating cash flow loss of $1,295,764   and liquid assets in cash of $57,016, which less than a year worth of cash reserves as of December 31, 2022. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to reduce non-recurring significant expenses. In addition, the founder has committed to financing any shortfalls through a personal guarantee.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. Otherwise, it plans to cut non-recurring expenses and finance itself through the founder's commitments.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

GET A PIECE OF DUCERE GLOBAL BUSINESS SCHOOL

Redefining the Future of Higher Education

Ducere is a global education group providing undergraduate & postgraduate business degrees, accredited by universities around the world, equipping students with industry-...
Show more

Get Equity

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



$61,830.75 Raised

OVERVIEW   ABOUT   TERMS   UPDATES   REWARDS   INVESTING FAQS

REASONS TO INVEST

⊘ Our BA & MBA degrees are delivered by 250+ industry and world leaders, from former Presidents & Prime Ministers, to Nobel Prize winners, billionaires, & more – tailored specifically to the needs of students' career success.

⊘ Ducere has demonstrated success in the global Online Education Market, projected to hit $585B by 2027 with a 13.8% CAGR. Within this, the Online Degree & Micro-Credential Market is expected to reach $117B by 2025.*

Ducere Global Business School, a recipient of prestigious track record of innovation and impact.~

*Source / Source

Get Equity
$3.00 Per Share

RAISED ⓘ	INVESTORS
$61,830.75	**15**
MIN INVEST ⓘ	VALUATION
$498	**$75M**

THE PITCH ———————————————

Rewriting The Degree for Career Excellence

Imagine a university degree where you learn from real-world leaders, Nobel Prize recipients, former Presidents, former Prime Ministers, CEO's, Founders, and industry pioneers.

At Ducere Global Business School, this vision is a reality. We're an educational institution, **with over $28.5 million in revenue to date**, that's rewriting the norms of learning.

Our approach is unique, tailoring Bachelor and MBA degrees to align seamlessly with one's career path, placing Ducere at the forefront of career relevance, that supports employability, promotions and potentially, increased income.

We're not just rewriting norms; we're redefining what it means to learn and succeed.

Now, we invite you to join us as we focus on continued global expansion and our goal of maintaining our position as one of the fastest-growing learning management systems in the world.

Download a detailed look at our competitors and the education investment landscape, here.



*Source (2014)

Today, Ducere proudly boasts a community of **2,260 students and alumni**, contributing to an impressive **$28.5 million in revenue**.

In just five years, we've expanded our global footprint across five continents, with partnerships extending to universities in North America, the UK, Europe, Australia, and Africa.

Beyond academia, we maintain close collaborations with global corporations, governments, and NGOs, which we think solidifies our position as a dynamic and influential player in the education sector.

With a substantial student body and millions in revenue, we believe our proven track record speaks volumes.

THE PROBLEM & OUR SOLUTION ———————————————

Accreditation, Real-World Projects, and Tailored Skills

Accredited by University Partners across the Globe.

 University of East London

Today's students are seeking relevant and practical skills, but face a disconnect between formal degrees and real-world application.

On one hand, traditional degrees, while prestigious, often lack job-ready skills, or are prohibitively expensive for many students. On the other hand, short courses, though skill-focused, lack formal recognition.

Ducere Global Business School recognizes this gap and aims to solve this problem by offering **industry-focused degrees that align with both enterprise goals and students' careers.**

Our mission is to give everyone, no matter their background or network, access to degrees that are cost-effective, and designed to be a catalyst for both personal, career and financial growth. With over 2,200 students and alumni to date, it's clear that we are offering significant value to our customers.

 **Applied**

Degrees tailored to individual students careers and passions. Project-based enterprise deliverables to deliver real-world impact.

 **Flexible & Accessible**

100% online. Multiple pathways and entry options.

 **Assessment**

No Exams. Assessments are designed to develop and test practical skills and application.

 **Industry**

Join a network of global industry partners and hundreds of world leaders.

 **Social Enterprise**

Your education helps those in need obtain an education as well, through the work of the Ducere Foundation across Africa.

Vision

Delivering the most relevant, industry recognised degrees, that launch careers forward.

What Sets Ducere Apart

One of the secrets to our success is our ability to broker partnerships with leading, blue-chip universities across the world.

When we combine these academic heavyweights with our tailored industry-focused programs, we are a compelling proposition for students looking for an accredited degree that can accelerate their career opportunities.

According to our research, we are also an educational institution with a faculty of over 250+ global leaders.

Imagine learning about navigating leadership from a former Australian Prime Minister, or international relations from a Nobel Peace Prize Laureate! Well, with Ducere you *can.*

THE MARKET & OUR TRACTION ─────────

Leading Change in Online Education

The Global Online Education Market

$585B by 2027

CAGR of **13.8%**

Global Online Degree & Micro-Credential Market **$117B** by 2025

*Source / Source

Ducere's presence spans North America, the UK, Europe, Australia, and Africa, with university partnerships across four continents.

Founder and CEO, Mat Jacobson, has a track record of success in the Edtech sector with two previous companies that were successfully acquired by publicly listed firms.

Plus, our leadership team is a powerhouse of experience, including Ph.D. and master's qualified staff with years of industry and university expertise.

Our Global Industry Partners



What's more, we've earned notable accolades, including the CEO Magazine's Education Executive of the Year Award, as well as recognition from the U.S. Congress.

Additionally, our affiliations with organizations such as the Project Management Institute, MBA News, The Stockbrokers and Investment Advisers Association, CEO Magazine, National Automobile Dealers Association, Ford, Eurocar, Association for Talent Development, and the Leadership Institute add to our strong foundation and standing within the industry.

We are taking academic concepts, applying them to real life situations, which are resulting in real life outcomes.
Steven Moran
Finance Director, Seek
Ducere MBA Graduate
Surprise component for me was Wow! It's not just the theory, it's applying it to what's happening today. I will definitely recommend it to anyone who is looking to study.
Peter N.
Change and Delivery Manager, ANZ Alumni
Applying the MBA to building the strategy for my own business is invaluable.
Adrian Driscoll
CEO, Driscoll Entertainment
MBA Class of 2021

**The above testimonials may not be representative of the opinions or of the experiences of other Ducere students and is not a guarantee of future performance or success.*

In an education sector often criticized for a lack of innovation, we believe Ducere stands out as a disruptor with the potential to transform online learning as we know it.

Laser-Focused on Further Global Expansion & Penetration
While giving everyone across the world access to a tailored, career-changing education is our goal, building a massively successful company is our vision.

Our team is laser focused on growing enrollment to 5,480 students a year over the next 5+ years.

Given our 2,200+ students to date, and our plans to expand into India, China, the UAE, Canada, and more, we feel this is an achievable goal.

It is estimated that increasing penetration in our existing markets of the U.S., Australia, the UK, and Africa, while doubling our distribution channel partners, and expanding our programs to include MBA (Artificial Intelligence) will further support and accelerate these efforts.

WHY INVEST

Invest in the Future of Learning



Pioneering the future of learning and education
Join us in bridging the gap between formal degrees and real-world skills.

At Ducere Global Business School, we're not just transforming education; we're pioneering a profound shift in higher learning while growing a substantial company in the process.

Given our highly experienced leadership team, our almost $30 million in revenue to date, and our founder's multiple prior EdTech successes, we're confident in our ability to make a profound impact for students and employers.

Joining us now, in our first-ever investment round, means being a part of a revolution in online education and redefining the world's access to practical, affordable, higher education designed to elevate lives, careers, and household incomes.

Together, let's shape the future of learning and education. Invest in Ducere today!

- Experienced founder with 2x previous EdTech successes
- Over $28.5 million in revenue to date with $0 spend or outside investment
- Global presence with plans to expand into India, China, the UAE, Canada and more
- Business model with an average order value per student of over $14,000
- We look forward to sharing our journey (and anticipated success) with you

Still have questions? Connect with us directly here.

ABOUT

HEADQUARTERS
120 Newport Center Drive, Suite 50
Newport Beach, CA 92660

WEBSITE
View Site

Ducere is a global education group providing undergraduate & postgraduate business degrees, accredited by universities around the world, equipping students with industry-relevant career skills.

TEAM



Mathew Jacobson
CEO, President, Founder, Board Member

Mat Jacobson has a proven track record, having founded two prior ed-tech companies, that both went on to be sold to publicly listed entities. Mat has been recognized as Education Executive of the Year (CEO Magazine) as well as featured in global press and conferences. Mat works tirelessly to improve access to education globally.





Gemma Lewis
Chief Operating Officer

Gemma oversees Ducere's global operations, leading teams in the UK, USA, and Australia. Her market insight drives growth strategies, fostering innovation for optimal efficiency.





Don Small
Chief Revenue Officer

Don, Ducere's Chief Revenue Officer, with 25+ years' expertise, pioneers Asia-Pacific programs. A startup veteran excelling in sales, marketing, and strategy, he navigates disruptions for positive impacts, passionate about social responsibility.





Yanqiong (Tracey) Cui
Head of Finance

Tracey is a Certified Public Accountant, having over 10 years' accounting experience in education industry. She graduated from Australian National University in 2009 with Master of Professional Accounting and Master of Financial Management. She also completed Master of Business Administration with Rome Business School and Valencian International University in 2023. Tracey is passionate about financial reporting, making strategic business decisions by proactively providing financial recommendations to executives. Her key achievements include automating and streamlining accounting processes, optimizing business processes, accurate financial forecasting and driving profitable operations and business growth. She lives in Melbourne and enjoys running.





William Hussey
Director of Marketing and Growth

Billy Hussey, Ducere's Marketing and Growth Director, leverages vast business expansion experience. From virtual reality tools to Fortune 500 brands, his strategic leadership fuels institutional success.





Dr. Anna Ankenbrand
Director of Academic Affairs

Dr. Anna Ankenbrand, Ducere's Academic Affairs Director, guides online education with a decade's expertise. PhD, MBA, BA holder, her visionary leadership shapes curriculum and ensures continuous improvement.





Sherrie Norrell, M.Ed.
Production Manager

Sherrie Borrell, M.Ed., Ducere's Global Curriculum Manager, blends 20 years of education experience with business acumen. Driving brand recognition and innovation, she optimizes curriculum processes for global impact.





Nina Patton
Compliance Manager

Nina Patton, Ducere's Compliance Manager, holds a PhD in Linguistics. With expertise in education and compliance, she brings disciplined leadership, ensuring effective initiatives.





Caroline Raffi
VP of Enterprise

With over two decades of experience in business development and marketing, specializing in activating, and successfully launching strategic business plans, Caroline founded her own manufacturing and consulting company, for 8 years. Caroline has worked with number of start-ups leveraging her expertise to strategically expand their market and achieve sustainable growth. In addition to her entrepreneurial endeavors, Caroline has held significant roles in some of the world's largest corporations, including Wells Fargo Bank and Prudential California Realty. Caroline holds her MBA from UCI.

TERMS
Ducere Global Business School

Overview

PRICE PER SHARE	VALUATION
$3	$75M
DEADLINE ⓘ	FUNDING GOAL ⓘ
Apr. 29, 2024 at 11:59 PM PDT	$15k - $1.23M

Breakdown

MIN INVESTMENT ⓘ	OFFERING TYPE
$498	Equity
MAX INVESTMENT ⓘ	ASSET TYPE
$100,002	Common Stock
MIN NUMBER OF SHARES OFFERED	SHARES OFFERED
5,000	Class B Non-Voting Common Stock
MAX NUMBER OF SHARES OFFERED	
411,666	

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Circular →

Offering Memorandum →

Financials

Risks

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives*

Reservation Bonus

All investors who reserved shares in Ducere Global Business School's Testing the Waters Reservations page will receive 50% bonus shares.

Time-Based

First 30 Days: 50% bonus shares for all investors who invest in the first 30 days

First 60 Days: 25% bonus shares for all investors who invest in the first 60 days

First 75 Days: 10% bonus shares for all investors who invest in the first 75 days

Volume-Based

Tier 1: Invest $5,000+ and receive a 25% Scholarship on select Bachelor's and Master's degrees.

Tier 2: Invest $25,000+ and receive a 50% Scholarship on select Bachelor's and Master's degrees.

Note: Scholarship discounts apply to the listed scholarship prices on the Ducere website, not the full published fee.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Ducere Global Business School, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $3.00 / share, you will receive 110 shares of Class B Non-Voting Common Stock, meaning you'll own 110 shares for $300. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Inter company debt or back payments.

NEW UPDATES

03.04.24

Launching the AI MBA Revoloution

AI has the potential to impact on every area of our lives. From transport, security, communications, administration, health diagnosis, process efficiency, marketing, even on military operations, and dating.

The abilities to save money, reduce human resource costs and increase revenue are unparalleled. But so too, the risks are substantial.

- The FBI has been prevented from using facial recognition AI, due to incorrect profiling of minorities
- Amazon removed AI recruitment tools, because of the bias against women and minorities
- Armies have falsely identified threat targets, leading to death

In a first of its kind program, Ducere, in partnership with Tec Milenio University (Mexico's largest and most prestigious university group) are launching an applied MBA (Artificial Intelligence). The program is 1 year, online, and tailored to identifying and solving specific challenges and opportunities within students organizations.

The program will be offered to both individual students, and enterprise clients.

ALL UPDATES

03.01.24

Ducere Awards Finalist

The Ducere team has been busy collecting award nominations in California this month including being named finalists for :

- Entrepreneur of the Year Award – Orange County
- Diversity Equity & Inclusion Awards for an outstanding individual, for Caroline Raffi, VP Enterprise – Los Angeles Business Journal
- Diversity Equity & Inclusion Awards for an outstanding organization – Los Angeles Business Journal
- Wells Fargo Business Award

Winners will be announced on March 21st.

We are proud of the recognitions above, that compliment our awards and recognitions from around the world including, EdTechX, Financial Review Awards, special US Congressional recognition, California Senate impact awards, amongst many others.

02.28.24

Invest in the Future of Higher Education

Most of us believe that a university education is one of the best ways to gain employment, and progress in one's career. However, "Thirty-nine million Americans drop out of college without finishing their degree, leaving them in the worst of both worlds — student debt and no degree" (Forbes Magasine). Average Degree costs are "$146,000 over the course of four years" (BestColleges.com), There needs to be a better solution. Ducere is revolutionizing education, through applied project based learning, 100% online, delivered with hundreds of real world leaders, and focussed on working adults. What's more, our average university degree cost is $18,450, with some degrees delivered for under $10,000.

Unlike many academic institutions that pride themselves on elite access, and the number of students they reject, Ducere prides itself on making education more accessible, relevant and affordable to the world. That's why over 2000 students have enrolled to date, across 5 continents.

Join the future of higher education, and discover why organisations like Disney, PwC, KPMG, United Nations, Aston Martin, Ford, Europcar have supported our mission.

Show More Updates

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Ducere Global Business School.

10% Stack Owner's Bonus & Rewards!
Members get an extra 10% shares in addition to rewards below!

Owner's Bonus

Owner's Bonus Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$498

First 30 Days

50% bonus shares for all investors who invest in the first 30 days

22	16	47	42
Days	Hours	Minutes	Seconds

[Select]

$5,000

Tier 1

Invest $5,000+ and receive a 25% Scholarship on select Bachelor and Masters degree. Note: Scholarship discounts apply to the listed scholarship prices on the Ducere website, not the full published fee.

[Select]

$25,000

Tier 2

Invest $25,000+ and receive 50% Scholarship on select Bachelor and Masters degree. Note: Scholarship discounts apply to the listed scholarship prices on the Ducere website, not the full published fee.

[Select]

HOW INVESTING WORKS

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

EXHIBIT F TO FORM C

TESTING THE WATERS MARKETING CONTENT
[SEE ATTACHED]





Ducere Global Business School is taking reservations for a possible, upcoming round. Join the waitlist today.

start engine

Watchlist

RESERVE NOW

GET A PIECE OF DUCERE GLOBAL BUSINESS SCHOOL

Redefining the Future of Higher Education

Ducere is a global education group providing undergraduate & postgraduate business degrees, accredited by universities around the world, equipping students with industry-...
Show more

Reserve Now





This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

DŪCERE
GLOBAL BUSINESS SCHOOL
DELIVERING TAILORED DEGREES FOR STUDENTS AND ENTERPRISES

$145,350.95 Reserved

OVERVIEW ABOUT REWARDS INVESTING FAQS

REASONS TO INVEST



- Our BA & MBA degrees are delivered by 250+ industry and world leaders, from former Presidents & Prime Ministers, to Nobel Prize winners, billionaires, & more – tailored specifically to the needs of students' career success.
- Ducere has demonstrated success in the global Online Education Market, projected to hit $585B by 2027 with a 13.8% CAGR. Within this, the Online Degree & Micro-Credential Market is expected to reach $117B by 2025.*
- recognition from the U.S. Congress, EdTechX Global, CEO Magazine, WISE Awards, & many more exemplifies our strong track record of innovation and impact.





*Source / Source

Reserve Now

RESERVED $145,350.95

INVESTORS 24

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

ABOUT

HEADQUARTERS
120 Newport Center Drive, Suite 50
Newport Beach, CA 92660

WEBSITE
View Site

Ducere is a global education group providing undergraduate & postgraduate business degrees, accredited by universities around the world, equipping students with industry-relevant career skills.

TEAM





Mathew Jacobson
CEO, President, Founder, Board Member

Mat Jacobson has a proven track record, having founded two prior ed-tech companies, that both went on to be sold to publicly listed entities. Mat has been recognized as Education Executive of the Year (CEO Magazine) as well as featured in global press and conferences. Mat works tirelessly to improve access to education globally.





Gemma Lewis
Chief Operating Officer

Gemma oversees Ducere's global operations, leading teams in the UK, USA, and Australia. Her market insight drives growth strategies, fostering innovation for optimal efficiency.





Don Small
Chief Revenue Officer

Don, Ducere's Chief Revenue Officer, with 25+ years' expertise, pioneers Asia-Pacific programs. A startup veteran excelling in sales, marketing, and strategy, he navigates disruptions for positive impacts, passionate about social responsibility.





Yanqiong (Tracey) Cui
Head of Finance

Tracey is a Certified Public Accountant, having over 10 years' accounting experience in education industry. She graduated from Australian National University in 2009 with Master of Professional Accounting and Master of Financial Management. She also completed Master of Business Administration with Rome Business School and Valencian International University in 2023. Tracey is passionate about financial reporting, making strategic business decisions by proactively providing financial recommendations to executives. Her key achievements include automating and streamlining accounting processes, optimizing business processes, accurate financial forecasting and driving profitable operations and business growth. She lives in Melbourne and enjoys running.





William Hussey
Director of Marketing and Growth

Billy Hussey, Ducere's Marketing and Growth Director, leverages vast business expansion experience. From virtual reality tools to Fortune 500 brands, his strategic leadership fuels institutional success.





Dr. Anna Ankenbrand
Director of Academic Affairs

Dr. Anna Ankenbrand, Ducere's Academic Affairs Director, guides online education with a decade's expertise. PhD, MBA, BA holder, her visionary leadership shapes curriculum and ensures continuous improvement.





Sherrie Norrell, M.Ed.
Production Manager

Sherrie Borrell, M.Ed., Ducere's Global Curriculum Manager, blends 20 years of education experience with business acumen. Driving brand recognition and innovation, she optimizes curriculum processes for global impact.





Nina Patton
Compliance Manager

Nina Patton, Ducere's Compliance Manager, holds a PhD in Linguistics. With expertise in education and compliance, she brings disciplined leadership, ensuring effective initiatives.



ALL UPDATES

Show More Updates

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Ducere Global Business School.

$498

Reservation Bonus

All investors who reserved shares in Ducere Global Business School's Testing the Waters Reservations page will receive 50% bonus shares.

Select

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.



SIGN UP	SUBMIT ORDER	FUNDS IN TRANSIT	FUNDS RECEIVED	FUNDS INVESTED

WHY STARTENGINE?

 **REWARDS**
We want you to succeed and get the most out of your money by offering rewards and memberships!

 **SECURE**
Your info is your info. We take pride in keeping it that way!

 **DIVERSE INVESTMENTS**
Invest in over 200 start-ups and collectibles!

FAQS

Crowdfunding

What does it mean when I make a reservation?

Once the offering launches, how will I be notified?

Will I be charged?

Can I cancel my reservation?

What does “Exclusive for Accredited Investors” mean?

More FAQs







Get To Know Us

Our Team
Careers
Blog

Let's Work Together

Raise Capital
Refer a Founder, earn $10k
Success Stories
Partnerships

Need Help

Contact Us
Help Center

start engine

© 2024 All Rights Reserved

Download on the App Store

Terms of Use | Privacy Policy | Disclaimer | Annual Reports | Form CRS

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC** . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of investment opportunities:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System (ATS) operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies quoted on SE Secondary.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform that advertises interest in shares of private companies that previously executed Reg CF or Reg A offerings. SE BB enables shareholders to communicate interest in potential sales of shares in private companies and investors to discover, review, and potentially invest in private companies. As a bulletin board platform, SE BB provides a venue for investors to access information about private company offerings and connect with potential sellers. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. While a security may be displayed on the bulletin board, these securities will be subject to certain restrictions which may prevent the ability to buy and sell these securities in a timely manner, if at all. Even if a security is qualified to be displayed on the bulletin board, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an offer to provide investment advice or service. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment.



Isabella Marklin <isabella.marklin@startengine.com>

Fw: 48 Hours Remaining – To receive 100% Share Incentive

Bill Hussey <williamh@ducere.education>   Sun, Feb 25, 2024 at 2:02 PM
To: Isabella Marklin <isabella.marklin@startengine.com>

With updated deck.

Best,



Billy Hussey
Director of Marketing and Growth
williamh@ducere.education

P. +1 310 425 2398 | M. +1 (310) 425-2398
ducere.education | ducerefoundation.org
Book a chat with me.

From: Mat Jacobson <mj@ducere.education>
Sent: Saturday, February 24, 2024 7:45 AM
To: Bill Hussey <williamh@ducere.education>
Subject: 48 Hours Remaining – To receive 100% Share Incentive

Hello Billy Test,

Time is running out to claim your 100% bonus share incentive! This exclusive offer expires on Sunday evening. Don't miss your opportunity to be among the first to invest in our groundbreaking global education group, revolutionizing higher education.

Here's why you should reserve your shares now:

- **Early bird bonus:** Lock in your 100% bonus shares, available only until Sunday.
- **No commitment:** Reservations are non-binding and completely free. You can still decide to invest once the funding round officially opens.
- **Limited-time offer:** This 100% bonus is exclusive to early reservations.

Investment details:

- **Share price:** Register your interest in investing (50%) & invest within the first 30 days (50%) to receive a combined 100% additional bonus shares.
- **Investment range:** $498 - $100,000

Ready to join the education revolution?

Review the attached investor deck for more information.

RESERVE SHARES or Book a Founders Meeting

To reserve shares, visit **https://www.startengine.com/offering/ducere**
To schedule a 1-1 meeting with the Founder of Ducere, please book a meeting here.
Note: Minimum investment is $498, and the maximum is $100,000. Don't miss out on this exclusive opportunity.

* No Money disclaimer: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the issuer determines the exemption under which the offering is intended to be conducted. A person's indication of interest involves no obligation or commitment of any kind.

Investor 2 Pager



**Investor 2 Page
Summary_2024 (1).pdf**

https://hubs.ly/Q02m7RRd0



Mat Jacobson He/Him
President and Founder
mj@ducere.education

P. +1 949 763 9055 |
ducere.education | ducerefoundation.org

 DUCERE
GLOBAL BUSINESS SCHOOL

--
Prefer fewer emails from me? Click here

DŪCERE
GLOBAL BUSINESS SCHOOL

Invest in the Future of Higher Education

We invite you to invest in the future of higher education. $28.5M in Revenue in the Last Five Years. Profitable* & Disruptive. Join Us.

Proven Track Record & Global Demand

Ducere is the alternative to high cost traditional universities, delivering career-focused, tailored and affordable degrees to enterprise and consumers.

✓ Proven executive team with a track record of innovation, growth and expertise.

✓ Founder has two prior successful EdTech exits

✓ 100% organic growth to date - no outside investment

*After excluding non-recurring items.

Focused on Growth

We are focused on enrolling 5,480 students a year at a $14,000 AOV. By reaching these goals we estimate that we can bring in over $100M+ in ARR by 2028.

These are future goals of the company and there is no guarantee that this will occur. They are subject to variable factors that may affect the business and its financial performance.

Core metrics as of 12/23:

2,260+	$14k	$2T
Total Enrollments	Average Order Value	Global Market

7X Global Blue-Chip University Partnerships Today:



Poised for further global growth:



India   China   Canada   UAE

Existing markets:
USA, Australia,
UK, Europe,
Africa



The world's most innovative MBA **FINANCIAL REVIEW**



DŪCERE
GLOBAL BUSINESS SCHOOL

Special Offer

Register your interest in investing & receive 100% additional bonus shares at no cost.



Special Offer for Early Investment Commitments

» Register your interest in investing min. $498 - max. $100,000

» Register your interest in investing (50%) & invest within the first 30 days (50%) to receive a combined 100% additional bonus shares.

» Risk free registration - no requirement to commit funds today.

» Go to https://www.startengine.com/offering/ducere to claim this offer.

I'm Interested, Register Now

Undoubtedly the most original course for the managers of our future: it is a game changer.



Prof. Stephen Parker AO
National Education Sector Leader KPMG (2017-2021)

